Freedom Acquisition I Corp.

14 Wall Street, 20th Floor

New York, NY 10005

June 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Beverly Singleton
Kevin Stertzel
Bradley Ecker
Erin Purnell

Re:	Freedom Acquisition I Corp.

Registration Statement on Form S-4

File No. 333-269674 (the “Registration Statement”)

Dear Beverly Singleton, Kevin Stertzel, Bradley Ecker, and Erin Purnell:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Freedom Acquisition I Corp. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on June 30, 2023 at 2:00 p.m., Eastern Time, or as soon thereafter as practicable or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes Brandon Bortner of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Please call Brandon Bortner of Paul Hastings LLP at (202) 551-1840 to provide notice of the effectiveness of the Registration Statement, or if you have any other questions or concerns regarding this matter.

Very truly yours,
FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

cc:	Brandon Bortner, Esq.

Paul Hastings LLP